Exhibit 21.1

Fox Factory Holding Corp.
List of Subsidiaries as of December 29, 2017

Company Name	State or Other Jurisdiction of Incorporation or Organization	Name under which Business is Conducted

Fox Factory, Inc.	California	Fox Factory, Inc.
Fox Factory GmbH	Germany	Fox Factory GmbH
Fox Factory Austria GmbH	Austria	Fox Factory Austria GmbH
Fox Factory Switzerland GmbH	Switzerland	Fox Factory Switzerland GmbH LLC
Fox Factory UK Limited	United Kingdom	Fox Factory UK Limited
FF US Acquisition Corp.	Delaware	Tuscany
FF US Holding Corp.	Delaware	FF US Holding Corp.
FF US Holding LLC	Georgia	FF US Holding LLC
RFE Holding (Canada) Corp.	British Columbia, Canada	Race Face / Easton
RFE Holding (US) Corp.	Delaware	Race Face / Easton
ST USA Holding Corp.	Delaware	Sport Truck, USA